SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer

CERVEJARIA

ambev

4Q19 and FY19 Results

February 27, 2020

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the fourth quarter of 2019 (4Q19). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2018 (4Q18). Values in this presentation may not add up due to rounding.

Financial Highlights 4Q19

+5.7%	Net Revenue
+2.2%	Net Revenue per hL
+3.4%	Volume
-2.7%	EBITDA
-370 bps	EBITDA Margin
+24.4%	Normalized Net Profit



ambev

Financial Highlights FY19

+7.9%	Net Revenue
+5.0%	Net Revenue per hL
+2.7%	Volume
+1.5%	EBITDA
-260 bps	EBITDA Margin
+8.5%	Normalized Net Profit



Beer Brazil

4Q19 | FY19 Financial Highlights

Revenue +1.2% | +5.6%
Revenue per hL -0.2% | +2.4%

Volume +1.4% | +3.2%

Cash COGS/hL +17.5% | +22.4%
Driven mainly by FX and higher commodities prices

Cash SG&A +6.4% | +0.2%
Higher variable compensation accruals in the quarter and in the year, partially compensated by savings in non-working money

EBITDA -12.5% | -6.5%
Margin **contraction of 710bps** to **44.9%** in the quarter,
contraction of 530 bps to **41.6%** in the year



Brazil NAB

4Q19 | FY19 Financial Highlights

Revenue +13.0% | +16.1%
Revenue per hL -2.5% | +4.4%

Volume +16.0% | +11.3%

Cash COGS/hL -19.9% | +4.5%
In the quarter, mostly explained by an easy comparable in 4Q18, while in the year unfavorable FX was partially offset by lower sugar prices

Cash SG&A +23.0% | +25.7%
Higher distribution expenses related to volume growth and investments in our brands

EBITDA +51.8% | +9.5%
Margin **expansion of 1,160bps** to **45.3%** in the quarter,
contraction of 230 bps to **37.0%** in the year



Central America and the Caribbean

4Q19 | FY19 Financial Highlights

Revenue +9.8% | +10.0%
Revenue per hL +5.3% | +4.4%

Volume +4.3% | +5.3%

Cash COGS/hL +4.4% | +4.4%

Cash SG&A +0.8% | -6.6%
Savings in non-working money

EBITDA +19.1% | +22.0%
Margin **expansion of 350bps** to **45.3%** in the quarter, **expansion of 440 bps** to **43.8%** in the year



Latin America South

4Q19 | FY19 Financial Highlights

Revenue +13.8% | +15.1%
Revenue per hL +13.7% | +19.0%

Volume +0.1% | -3.5%

Cash COGS/hL +18.7% | +15.0%
Mostly driven by unfavorable FX

Cash SG&A +37.5% | +27.1%
Mainly driven by inflation in Argentina

EBITDA +2.2% | +12.3%
Margin **contraction of 540** to **46.9%** in the quarter,
contraction of 110 bps to **43.8%** in the year



Canada

4Q19 | FY19 Financial Highlights

Revenue -0.5% | -1.9%
Revenue per hL +1.0% | +1.7%

Volume -1.5% | -3.6%
Mostly driven by a soft the beer industry

Cash COGS/hL +17.8% | +7.8%
Increased commodities prices, higher mix of imported beers and lower dilution of fixed costs

Cash SG&A +4.0% | +0.4%
Driven by increased logistics expenses, partially offset by savings in non-working money

EBITDA -16.4% | -10.7%
Margin **contraction of 560** to **29.3%** in the quarter,
contraction of 290 bps to **29.0%** in the year



Financial Results

In FY19 Net Financial Results totaled an **expense of 3,110 million reais**, **22.8% lower** than in FY18.

Financial Results (R$ Million)	4Q19	FY19
Interest Income	151	1,068
Interest Expenses	-346	-1,514
Derivative Instruments	-576	-1,286
Non-derivative Instruments	-537	-952
Taxes on Financial Transactions	-72	-202
Other	-183	-551
Exceptional financial income / expenses	-93	-18
Impact of Hyperinflation Accounting	92	346
Total	-1,564	-3,110

2019 and 2020 overview

Ambev FY19 Highlights & Headwinds

HIGHLIGHTS	HEADWINDS

HIGHLIGHTS

- **Volume** resumed growth in Beer Brazil
- **Premium** grew double digits in Brazil
- **Innovation** gained relevance
- **NAB Brazil performance** in the year
- **CAC** maintained **strong momentum**
- **Beyond beer innovation in Canada**
- **Transformation journey:** customer and consumer centric





HEADWINDS

- **FX and commodities headwinds** on COGS
- **Volatile macroeconomic environments,** such as in Argentina and Bolivia
- **Challenging H2 in Brazil**
- **Canada soft industry**

BEER BRAZIL

Beer volumes back to growth in the year

- **Skol** family grew in 4Q19, and was stable in the year, with the launch of Skol Puro Malte
- Higher **Brahma brand power** and launch of **Brahma Duplo Malte**



- **Premium** double digits gowth: global and domestic
- **Beck's debut** in the Brazilian market


BECK'S

- **Smart affordability** performance, mainly Magnífica



NAB BRAZIL

Outstanding performance in the year

- **Double digits** volume and top line growth
- **Premiumization** has further developed
- Successful **smart affordability** initiatives
- Dedicated **innovation team,** having launched **Natu**
- New **Guaraná Antarctica Visual Brand Identity**


Tônica
Tônica
Tônica
Ginger Ale


ORIGINAL DO BRASIL
Guaraná
ANTARCTICA


Natu

CAC
Sustained its exceptional momentum


Presidente
Presidente light
CERVEZA TIPO PILSENER

Canada
Soft industry, with premium and core plus growth


Michelob ULTRA
EXCEPTIONAL LIGHT BEER

LAS
Challenging markets, with a healthy portfolio



CERVEJARIA ambev

Priorities going forward


NPS
Supplier
s
category
consumer
CERVEJARIA
ambev
CLIE
NT
people
societ
y
Ambev as an ecosystem


Innovation mindset


draftline
pit stop
BRAHMA
Business Transformation


CERVEJARIA
ambev
Q&A